May 13, 2019

Douglas Croxall
Chief Executive Officer
Crown Electrokinetics Corp.
1110 NE Circle Blvd
Corvallis, Oregon 97330

       Re: Crown Electrokinetics Corp.
           Amendment 1 to Draft Registration Statement on Form S-1 Submitted April 24, 2019

Dear Mr. Croxall:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 submitted April 24,
2019

Prospectus Summary
Our Company, Overview, page 1

1. Refer to comment 4 and also comment 16 in our February 22, 2019 letter. Make clear here and elsewhere in the prospectus that Hewlett-Packard owns the seven patents which you use and that you have the option to purchase these patents by January 31, 2021 which you have not exercised as of the date of the prospectus.
An active trading market for our common stock may not develop, page 8

2. Make clear here and elsewhere in the prospectus that your common stock is not listed on a national securities exchange or quoted on The OTC Bulletin Board or one of the three marketplaces of OTC Link.
 Douglas Croxall
FirstName LastNameDouglas Croxall
Crown Electrokinetics Corp.
Comapany NameCrown Electrokinetics Corp.
May 13, 2019
May 13, 2019 Page 2
Page 2
FirstName LastName
Management's plans and basis of presentation, page 14

3. Disclosure in the fourth paragraph that the first amendment to your intellectual property agreement with Hewlett-Packard allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in your research is inconsistent with disclosure in the first amendment to your intellectual property agreement with Hewlett-Packard filed as part of
         Exhibit 10.1 that $75,000 of the research license fee is to be paid upon completion of the technology transfer and $100,000 of the research license fee is to be paid upon the first anniversary of the intellectual property agreement's effective date. Please reconcile the disclosures.
Intellectual Property, page 24

4. Disclosure that you have the option to purchase before January 31, 2020 the seven patents that you currently license from Hewlett-Packard is inconsistent with disclosure on page 14 and elsewhere that you have the option to purchase before January 31, 2021 the seven patents that you currently license from Hewlett-Packard. Please reconcile the disclosures.
Sellimg Stockholders, page 37

5.       Your * footnote does not appear in the table. Please revise.
Exhibits
Exhibit 10.1, page II-2

6. The exhibit index indicates that your intellectual property agreement and its amendments are filed as Exhibit 10.1. Exhibit 10.1 includes the first and third amendments to the intellectual property agreement but does not include the intellectual property agreement or the second amendment to the intellectual property agreement which were filed on
         December 28, 2018. Please file the intellectual property agreement and all of its amendments as a single exhibit in the next amendment to the registration statement.
General

7. We note that you removed disclosure relating to your application for the listing of your common stock on The Nasdaq Capital Market throughout the registration statement.
         Please revise disclosure throughout the registration statement to indicate that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price which you specify in the prospectus until your shares of common stock are listed on a national securities exchange, or are quoted on the OTC Bulletin Board, or are quoted in the OTCQX marketplace or the OTCQB marketplace of OTC Link and after that at prevailing market prices or privately negotiated prices.

      You may contact Al Pavot, Staff Accountant at 202-551-3738 or Tracey Houser, at 202-
551-3736 if you have questions regarding comments on the financial statements and related
 Douglas Croxall
Crown Electrokinetics Corp.
May 13, 2019
Page 3

matters. Please contact Edward M. Kelly, Senior Attorney at 202-551-3728 or Amanda Ravitz
Assistant Director at 202=551-3412 with any other questions.



                                                        Sincerely,
FirstName LastNameDouglas Croxall
                                                        Division of Corporation
Finance
Comapany NameCrown Electrokinetics Corp.
                                                        Office of Manufacturing
and
May 13, 2019 Page 3                                     Construction
FirstName LastName